Exhibit (a)(5)

News from Arch Coal, Inc.

FOR FURTHER INFORMATION:
Media — Kim Link (314) 994-2936
FOR IMMEDIATE RELEASE
December 1, 2005
Arch Coal Commences Offer for Its 5% Perpetual
Cumulative Convertible Preferred Stock
     ST. LOUIS (December 1, 2005) — Arch Coal, Inc. (NYSE: ACI) today commenced an offer to pay a premium to holders of any and all of its 5% Perpetual Cumulative Convertible Preferred Stock who elect to convert their preferred stock to shares of the company’s common stock subject to the terms of the offer. Arch expects the conversion offer to reduce its fixed dividend obligations and to improve its overall credit standing.
     The offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on Thursday, December 29, 2005, unless extended or earlier terminated.
     In addition to the shares of common stock to be issued upon conversion pursuant to the documents governing the terms of the preferred stock, holders who surrender their preferred stock on or prior to the expiration date will receive a per share premium in an amount of shares of common stock valued at $3.50, as determined by dividing (i) $3.50 by (ii) the volume-weighted average of the reported closing sales prices on the New York Stock Exchange of the common stock during the five trading days ending at the close of the second trading day prior to the expiration of the conversion offer. Under the terms of the governing documents, each share of preferred stock is currently convertible into 2.3985 shares of common stock.
     The offer is being made pursuant to an offering circular and related documents, each dated November 30, 2005. The completion of the offer is subject to conditions described in the conversion offer documents. Subject to applicable law, Arch may waive the conditions applicable to the offer or extend, terminate or otherwise amend the offer.
     This press release is not an offer to convert, or a solicitation of an offer to convert, any preferred stock. The conversion offer is being made only on the terms and subject to the conditions described in the offering circular and related documents, which will be distributed to holders of preferred stock. Copies of the offering circular and related documents have been filed with the Securities and Exchange Commission as exhibits to a Schedule TO. Holders of preferred stock may address questions about the conversion offer or requests for copies of the offering circular and related documents to American Stock Transfer & Trust Company by calling toll-free at (800) 937-5449.
     St. Louis-based Arch Coal is the nation’s second largest coal producer, with subsidiary operations in West Virginia, Kentucky, Virginia, Wyoming, Colorado and Utah. Through these operations, Arch provides the fuel for approximately 7% of the electricity generated in the United States.
     Forward-Looking Statements: Statements in this press release which are not statements of historical fact are forward-looking statements within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on information currently available to, and expectations and assumptions deemed reasonable by, the company. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements.
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